September 28, 2006

VIA EDGAR

Mr. Jonathan Duersch

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Questar Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Filed May 8, 2006 and August 10, 2006

File No. 1-8796

Dear Mr. Duersch:

This letter constitutes the response of Questar Corporation (“Questar” or “the Company”) to your comment letter dated September 14, 2006, regarding our Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 2, 2006, and Form 10-Q for the fiscal quarters ended March 31, 2006, and June 30, 2006, filed May 8, 2006 and August 4, 2006, respectively.

We are providing our responses via EDGAR for your review without amendment to the above referenced Forms 10-K and 10-Q.

We have set forth below each of the comments in bold font followed by our response to each comment.

Please contact me by telephone at (801) 324-5497, e-mail at steve.parks@questar.com, or facsimile at (801) 324-5483 with any questions or comments regarding this letter. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/S. E. Parks

Senior Vice President and

Chief Financial Officer

Questar Corporation

Cc:

Jill S. Davis

Branch Chief

#

Response to comment letter dated September 14, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.

Please list the address of your principal executive office on the cover page of your Form 10-K and paginate your document.

Response:

We inadvertently omitted the address of our principal executive office from our 2005 Form 10-K EDGAR filing. The missing address was an isolated occurrence. Our address is provided on page one of our 2005 Form 10-K filed via EDGAR and properly displayed on the cover pages of all printed copies of the annual report. Our subsequent filings have all included the address of our principal executive office. In future filings we will properly list our principal executive office address on the cover page.

The commercial software that we use to prepare our EDGAR filings removes page numbers. We are looking into alternative software or software changes to remedy the situation before our next quarterly filing.

Management Discussion and Analysis

Market Resources Consolidated Results

2.

We note your disclosure of “controllable production costs” presented on a Mcfe basis which appears to differ from costs presented on a GAAP basis. Please expand your disclosure to label these measures as non-GAAP measures, if true; describe how these measures are calculated; reconcile these measures to the most comparable financial measures presented on a GAAP basis; and expand your disclosure to describe what you mean by controllable costs. Refer to Item 10(e) of Regulation S-K Refer to Item 10(e) of Regulation S-K.

Response:

The referenced “controllable production costs” statistical measures are calculated using exclusively financial measures calculated in accordance with GAAP. However, we propose in future filings on Forms 10-Q and 10-K to remove the term “controllable” from any discussion and analysis of production costs.

Item 7A Quantitative and Qualitative Disclosure About Market Risk

3.

We note your disclosure indicating that a substantial increase in the price of natural gas, oil or NGLs could require you to deposit a large amount of collateral with counterparties. In view of the increase in gas and oil prices during 2005, please expand your disclosure to quantify the collateral requirement at December 31, 2005, if any. To the extent necessary please provide like disclosures in your commitments and contingencies note to your financial statements. Additionally, tell us whether cash collateralizes any trading activities and how you have presented the restricted nature of collateralized cash in your financial statement.

Response:

The Company enters into commodity-price derivative transactions with banks and industry counterparties. Our derivative transactions with most counterparties do not require collateral deposits. A few agreements allow some amount of credit before the Company is required to deposit collateral for out-of-the-money hedging transactions. The Company had $5.2 million of collateral on deposit with counterparties at December 31, 2005, as shown in the Consolidated Balance Sheets under the caption Hedging Collateral Deposits. The collateral deposits are restricted until either the associated hedging transactions return to in-the-money status or the open positions are settled. The Company uses hedges in the normal course of business to limit the impact of adverse price movements on revenues derived from Company-owned gas and oil production and from marketing transactions. The reporting caption in the Consolidated Balance Sheets was retitled Derivative Collateral Deposits in our quarterly report on Form 10-Q for the period ended June 30, 2006.

During the referenced reporting periods, we held no collateral on deposit from counterparties.

We propose the following modification to our Summary of Significant Accounting Policies in our next Form 10-Q and future Form 10-K filings:

Derivative Collateral Deposits

Derivative collateral deposits represent cash collateral deposited with hedging counterparties under the terms of derivative agreements. Some counterparties may require the Company to deposit cash collateral when the hedges under these agreements are out-of-the-money by an amount that exceeds the counterparty credit limits. The deposits are restricted until either the derivative transaction returns to in-the-money status or the open position is settled.

4.

Please expand your qualitative disclosures about market risks to provide definitions of each of the derivative instruments used to provide the reader with a basic understanding of these often complex arrangements. We would expect this disclosure to explain how the instrument works, how cash flow or value is exchanged and how you use it to manage the market risks of your operations.

Response:

We propose the following modification to our disclosure in Item 7A Quantitative and Qualitative Disclosure About Market Risk in future 10-K filings and Item 3 in our future 10-Q filings:

Questar uses fixed-price swaps to manage natural gas, oil and NGL price risk. A fixed-price swap is a derivative instrument that exchanges or “swaps” the “floating” or daily price of a specified volume of natural gas, oil or NGL, over a specified period, for a fixed price for the specified volume over the same period. In the normal course of business, the Company sells its equity natural gas, oil and NGL production to third parties at first-of-the-month or daily “floating” prices related to indices reported in industry publications. To reduce exposure to highly volatile daily and monthly commodity prices, the Company uses a derivative instrument that exchanges or “swaps” the “floating” or daily price of the commodity for a fixed-price for the specified period (typically for periods of three months or longer). The Company enters into these transactions with banks and industry counterparties with investment-grade credit ratings. Swap agreements do not require the physical transfer of gas between the parties at settlement. Swap transactions are settled monthly, in cash, with one party paying the other for the net difference in prices, multiplied by the relevant volume, for the settlement period.

Financial Statements

Statement of Cash Flow

5.

Please remove the subtotal preceding changes in operating assets and liabilities as this metric is not contemplated by SFAS 95.

Response:

We will remove the subtotal preceding changes in operating assets and liabilities from future Form 10-Q and 10-K filings.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation

6.

Please disclose your accounting policy to determine whether or not an entity is consolidated.

Response:

We propose the following modification to our Summary of Significant Accounting Policies in our next Form 10-Q and future Form 10-K filings:

Principles of Consolidation

The consolidated financial statements contain the accounts of Questar and its majority-owned or controlled subsidiaries. The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and with the instructions for annual reports on Form 10-K and Regulations S-X and S-K. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in Unconsolidated Affiliate

7.

We note your disclosure indicating that you use the equity method to account for investments in affiliates where you do not have control. Please expand your disclosure to indicate how you consider your ability to significantly influence an unconsolidated affiliate when determining to apply equity method accounting. Additionally, please explain why you have significant influence and believe it is appropriate to use the equity method to account for equity investment in a less than 20% owned entity.

Response:

Questar uses the equity method to account for investments in affiliates where it does not have control, but has significant influence. The Company believes it has significant influence in an unconsolidated affiliate if as a minority member, partner or shareholder it possesses approval (under unanimity provisions in the organizational documents) and/or veto power over significant commercial and/or organizational decisions of the unconsolidated entity. See the expanded disclosure of our accounting policy that is proposed in response to this comment and Comment 8 below. Questar uses the equity method to account for its 15% investment in Canyon Creek Compression Company, a general partnership, because in management’s opinion, we have significant influence over the partnership.

8.

Additionally, please expand your disclosure to indicate how and when you evaluate your investment in unconsolidated affiliates for impairment. Please clarify what you mean by your disclosure that your investment equals the underlying equity in net assets.

Response:

We propose the following modification to our Summary of Significant Accounting Policies in our next Form 10-Q and future Form 10-K filings:

Investment in Unconsolidated Affiliates

Questar uses the equity method to account for investment in unconsolidated affiliates where it does not have control, but has significant influence. Generally, the investment in unconsolidated affiliates on the Company's Consolidated Balance Sheets equals the Company’s proportionate share of equity reported by the unconsolidated affiliates. The Company evaluates investments in unconsolidated affiliates for impairment when a triggering event occurs and reduces an investment to fair market value when the impairment is other-than-temporary.

Revenue Recognition

9.

Please clarify the nature of energy trading pertaining to gas and oil marketing revenues to clarify why these revenues are reported gross in order to enhance investor understanding of your operations.

Response:

Questar subsidiary, Questar Energy Trading, reports revenues on a gross basis because, in the judgment of management, the nature and circumstances of its marketing transactions are consistent with guidance for gross revenue reporting. Questar is primarily engaged in gas and oil exploration and production, midstream field services, interstate gas transportation and retail gas distribution. Questar Energy Trading (which is identified as “Energy Trading” in the referenced accounting policy on revenue recognition) markets equity natural gas, oil and NGL and third-party volumes. Questar Energy Trading uses derivatives to secure a known price for a specific volume over a specific time period. Questar Energy Trading does not engage in speculative hedging transactions, nor does it buy and sell energy contracts with the objective of generating profits on short-term differences in price.

Property, Plant and Equipment

10.

We note your disclosure of depreciation on a per Mcfe basis. Please expand your disclosure to describe how these rates are calculated.

Response:

The depreciation, depletion and amortization rates per Mcfe represent the volume-weighted average depreciation, depletion and amortization rates of the Company’s capitalized costs calculated on a field-by-field basis.

We propose the following modification to our Summary of Significant Accounting Policies in our next Form 10-Q and future Form 10-K filings:

Property, Plant and Equipment

Depreciation, depletion and amortization

Capitalized proved leasehold costs are depleted on a field-by-field basis using the unit-of-production method and the estimated proved gas and oil reserves. Oil and NGL volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil, condensate or NGL to 6,000 cubic feet of natural gas. Capitalized costs of exploratory wells that have found proved gas and oil reserves and capitalized development costs are depreciated using the unit-of-production method based on estimated proved developed reserves on a field basis. The Company capitalizes an estimate of the fair value of future abandonment costs, less estimated future salvage values, and depreciates those costs over the life of the related asset.

We also propose the following additional modification to our Summary of Significant Accounting Policies in future Form 10-K filings:

The following rates per Mcfe represent the volume-weighted average depreciation, depletion and amortization rates of the Company’s capitalized costs for the periods.

11.

We note that you have not disclosed your accounting policies for buy/sell arrangements. To the extent you enter into these arrangements please submit the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at:

www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm

Also refer to EITF 04-13.

Response:

Questar Energy Trading buys and sells natural gas and crude oil as a normal course of business. The Company has not engaged in buy/sell arrangements, as described in EITF 04-13, and therefore has not provided the related disclosure.

12.

Please expand your accounting policy to address how you account for capitalized exploratory well costs exceeding one year and to the extent necessary, provide the disclosures required by FSP 19-1.

Response:

As of December 31, 2005, and through June 30, 2006, there were no exploratory well costs that had been capitalized for a period greater than one year since the completion of drilling. Beginning with the Form 10-Q filed for the period ended June 30, 2006, the Company provided the capitalized exploratory well costs disclosures required by FSP 19-1.

We propose the following modification to our Summary of Significant Accounting Policies in our next Form 10-Q and future Form 10-K filings:

Capitalized Exploratory Well Costs

The Company capitalizes exploratory well costs until it determines whether the well is commercial or noncommercial. If the Company deems the well commercial, capitalized costs are depreciated on a field basis using the unit-of-production method and the estimated proved developed gas and oil reserves. If the Company concludes that the well is noncommercial, well costs are immediately charged to exploration expense. Exploratory well costs capitalized for a period greater than one year since the completion of drilling are expensed unless the Company remains engaged in substantial activities to assess whether the well is commercial.

Note 7 – Other Regulatory Assets and Liabilities

13.

We note your disclosure suggesting certain regulatory assets do not earn a current return. Please disclose the nature and amount of each asset group and the remaining recovery period. For regulatory assets that are not currently being recovered, explain to us why you believe they are probable of recovery in the future. Refer to paragraph 20 of SFAS 71.

Response:

We propose the following modification to Note 7 – Other Regulatory Assets and Liabilities in our next Form 10-Q and future Form 10-K filings:

The Company has other regulatory assets in addition to purchased-gas adjustments described in Note 1 of the consolidated financial statements included in Item 8 in Part II of its Annual Report filed on Form 10-K. The regulated entities recover these costs but do not generally receive a return on these assets.

Following is a description of the Company’s regulatory assets:

•

Gains and losses on the reacquisition of debt by rate-regulated companies are deferred and amortized as interest expense over the would-be remaining life of the retired debt. The reacquired debt costs had a weighted-average life of approximately 12 years as of December 31, 2005.

•

Questar Gas has a regulatory asset that represents future expenses related to abandonment of Wexpro-operated gas and oil wells. The regulatory asset will be reduced over an 18 year period following an amortization schedule that commenced January 1, 2003, or as cash is paid to plug and abandon wells.

•

Production taxes on cost-of-service gas production are recorded when the gas is produced and recovered from customers when taxes are paid, generally within 12 months.

•

The cost of the early retirement programs offered to employees of rate-regulated subsidiaries was deferred and amortized over a five-year period, which concluded in 2005.

•

The rate-regulated businesses are allowed to recover certain deferred taxes from customers over the life of the related property, plant and equipment.

•

The costs of complying with pipeline-integrity regulations are recovered in rates subject to a Public Service Commission of Utah order effective June 1, 2006. Costs incurred prior to June, 2006 were deferred and will now be recovered over a three-year period. Actual current costs in excess of $1.4 million annually will be deferred and recovered in future rates.

Note 9 – Earnings Per Share and Common Stock

Employee Investment Plan (EIP)

14.

Please expand your disclosure to clarify whether employees purchase shares at fair market value under the employee investment plan and when that value is measured.

Response:

We propose the following modification to our Note 0 – Earnings Per Share and Common Stock in our next Form 10-Q and future Form 10-K filings:

Employee Investment Plan (EIP)

The EIP allows eligible employees to purchase shares of Questar common stock or other investments through payroll deduction at the current fair market value on the transaction date. The Company matches 80% of employees' pre-tax purchases up to a maximum of 6% of their qualifying earnings. In addition, each year the Company makes a nonmatching contribution of $200 to each eligible employee. The Company's expense equals its contribution. Questar's expense for the EIP amounted to $6.2 million, $5.8 million and $5.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. The number of shares in the EIP increased by 16,928, 143,436 and 176,626 in 2005, 2004 and 2003, respectively. In 2005, the Company’s contributions to the EIP were primarily used to purchase shares on the open market.

Note 12 – Commitments and Contingencies

15.

Please modify your disclosure to use the terms defined in SFAS 5 to explain how you apply your accounting policy for loss contingencies.

Response:

We propose the following modification to our Note 12 – Commitments and Contingencies in our next Form 10-Q and future Form 10-K filings:

Questar is involved in various commercial and regulatory claims and litigation and other legal proceedings that arise in the ordinary course of its business. Management does not believe any of them will have a material adverse effect on Questar's financial position. An accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome. Some of the claims involve highly complex issues relating to liability, damages and other matters subject to substantial uncertainties and, therefore, the probability of liability or an estimate of loss cannot be reasonably determined.

Note 17 – Supplemental Gas and Oil Information

16.

Please revise your presentation of costs incurred to classify asset retirement obligations as a component of the line items required to be disclosed by SFAS 69.

Response:

We propose to revise our disclosure of costs incurred in Note 17 – Supplemental Gas and Oil Information and classify asset retirement obligations as a component of the line items as required by SFAS 69 in future Form 10-K filings.

17.

We note your tabular presentation of the change in the standardized measure of discounted future net cash flows appears to present components different from those provided in Appendix A, Illustration 5, of SFAS 69. Please revise your presentation to conform with the terms and components provided in Appendix A, Illustration 5, of SFAS 69.

Response:

We propose to revise the tabular presentation of the change in the standardized measure of discounted future net cash flows in Note 17 – Supplemental Gas and Oil Information to conform with the disclosure requirements described in paragraph 33 of SFAS 69 in future Form 10-K filings. We will combine our “Change in production rate” item with “Net changes in prices and production costs.” Also, we will combine “Purchase of reserves in place” with “Sale of reserves in place.”

Closing Comments

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.